FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
JULY 19, 2007
LJ INTERNATIONAL INC. RECEIVES NOTIFICATION FROM NASDAQ
HONG KONG and LOS ANGELES, July 19, 2007— LJ International Inc. (“LJI”) (NasdaqGM: JADE) today reported that the Company received a letter on July 18, 2007 from The Nasdaq Stock Market indicating that as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 with the Securities and Exchange Commission by July 17, 2007 (the deadline for filing its Form 20-F after having requested a 15-day extension from the original due date), the Company is not in compliance with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 4320(e)(12), and its securities are, therefore, subject to delisting from The Nasdaq Global Market. Nasdaq Marketplace Rule 4320(e)(12) requires the Company to file all required reports with Nasdaq on or before the date they are required to be filed with the Securities and Exchange Commission.
The Company intends to appeal the Nasdaq Staff Determination and request a hearing with the NASDAQ Listing Qualifications Panel. Nasdaq’s Marketplace Rules provide that the Company’s timely request for a hearing will stay the delisting action pending the issuance of a written determination by the Listing Qualifications Panel. There can be no assurance that the NASDAQ Listing Qualifications Panel will grant the Company’s request for continued listing.
About LJ International Inc.
LJ International, Inc. (LJI) (NasdaqGM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
To be added to the Company’s investor list, please contact Haris Tajyar at htajyar@irintl.com or via telephone at 818-382-9700.
For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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